FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. today, February 28, 2006

STEALTHGAS INC Announces Delivery of “Gas Fortune”

and

Enters into New Time Charter Agreements for Two of its Vessels

ATHENS, GREECE, FEBRUARY 28, 2006. STEATHGAS INC. (NASDAQ:GASS) announced today that it has taken delivery of “Gas Fortune” a vessel it had previously agreed to acquire. “Gas Fortune” is an additional vessel beyond the 10 identified vessels outlined in the company’s IPO Prospectus.

“Gas Fortune” is a Fully-Pressurized (F.P.) LPG Carrier built in Japan in 1995 with a capacity of 3,500 cubic meters (cbm). “Gas Fortune” will be deployed under a time charter to an international gas trader at a rate of USD 175,000 per calendar month until about February 2007.

As of today, STEALTHGAS INC has acquired and taken delivery of 9 of the 10 identified vessels outlined in its IPO Prospectus and expects to take delivery of the last identified vessel, “Gas Eternity”, in early March 2006. Furthermore, beyond the 10 identified vessels, STEALTHGAS INC has acquired and taken delivery of 5 additional vessels. As of today, STEALTHGAS INC has a fleet of 23 LPG carriers, which will expand to 24 vessels upon delivery of “Gas Eternity”.

New Time Charter Agreements:

STEALTHGAS INC. announced that it has entered into a new time charter agreement for "Gas Courchevel" to a European gas trader for a period of 6 months at a rate of USD 395,000 per calendar month commencing early March 2006. "Gas Courchevel" was previously trading in the spot market. "Gas Courchevel" is a Semi–Refrigerated (S.R.) LPG carrier built in 1991 with a capacity of 4,109 cubic meters (CBM).

In addition, STEALTHGAS INC. announced that it has entered into a new time charter agreement for "Gas Prodigy” to an international gas trader for a period of 9 months at a rate of USD 219,000 per calendar month commencing late March/early April 2006. “Gas Prodigy” is a Fully-Pressurized (F.P.) LPG carrier built in 1995 with a capacity of 3,014 cubic meters (CBM).

“Sweet Dream” renamed into “Gas Monarch”:

Furthermore, STEALTHGAS INC. announced that “Sweet Dream” has been re-named “Gas Monarch”. “Gas Monarch” is one of the 10 identified vessels which STEALTHGAS INC acquired. It is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1997 with a capacity of 5,018 cubic meters (cbm). "Gas Monarch" is deployed under a period charter of 16 months expiring in June 2007 to a national oil company at a rate of $ 295,000 per month.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct 2005	Time Charter	August 2007	365,000
Gas Chios	6,562	F.P.	1991	Oct 2005	Time Charter	March 2007	300,000
Gas Marathon	6,550	F.P.	1995	Nov 2005	Bareboat	Oct 2007	220,000
Gas Amazon	6,526	F.P.	1992	May 2005	Time Charter	May 2006	420,000
Gas Monarch(3)	5,018	F.P.	1997	Dec 2005	Time Charter	June 2007	295,000
Gas Emperor	5,013	F.P.	1995	Feb 2005	Time Charter	June 2007	245,000
Birgit Kosan	5,012	F.P.	1994	April 2005	Bareboat	April 2007	190,000
Catterick	5,000	F.P	1995	Nov 2005	Time Charter	Feb. 2007	300,000
Feisty Gas	4,250	F.P.	2001	Dec 2005	Time Charter	August 2006	199,000
Gas Spirit(4)	4,250	F.P.	2001	Dec 2005	Time Charter	June 2007	195,000
Gas Courchevel (5)	4,109	S.R.	1991	Nov 2004	Time Charter	August 2006	395,000
Gas Sincerity	4,100	F.P.	2000	Nov 2005	Time Charter	July 2006	285,000
Gas Prophet	3,556	F.P.	1996	Oct 2004	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec 2004	Spot	N/A	N/A
Gas Legacy	3,500	F.P.	1998	Oct 2005	Time Charter	April 2007	250,000
Gas Fortune	3,500	F.P.	1995	Feb 2006	Time Charter	Feb. 2007	175,000
Gas Czar(6)	3,500	F.P.	1995	Feb 2006	Time Charter	Nov 2007	171,250
Gas Artic	3,434	S.R.	1992	Apr 2005	Bareboat	April 2009	190,000
Gas Ice	3,434	S.R.	1991	Apr 2005	Bareboat	April 2008	174,250
Gas Crystal	3,211	S.R.	1990	Nov 2005	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec 2005	Time Charter	May 2006	118,000
Gas Prodigy(7)	3,014	F.P.	1995	Oct 2005	Time Charter	Dec. 2006	219,000
Gas Tiny	1,320	S.R.	1991	Oct 2004	Time Charter	Dec. 2006	120,000
Subtotal – 22 vessels	98,916
REMAINING IDENTIFIED VESSELS (with expected delivery date)
Gas Eternity	3,500	F.P.	1998	March 2006	Spot	N/A	N/A
Subtotal – 1 vessel	3,500
FLEET TOTAL 24 VESSELS	102,416 cbm

•

F.P.: Fully Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at a rate of $365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at a rate of $355,000.

•

(3) As of February 24, 2005 “Sweet Dream” was renamed “Gas Monarch”.

•

(4) Gas Spirit is employed until June 2006 at a rate of $ 195,000 per month. The rate for the 12-month period between June 2006 and June 2007 will be agreed no later than the end of February 2006 and will range between a minimum of $250,000 and a maximum of $350,000.

•

(5) Gas Courchevel trades in the spot market until early March 2006.

•

(6) Gas Czar is employed until November 2006 at a rate of $ 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of $190,000 and a maximum of $210,000.

•

(7) Gas Prodigy is employed until late March/early April 2006 at a rate of $125,000 per month. It will be employed at $219,000 thereafter.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 23 LPG carriers, and intends to acquire 1 additional LPG carrier. Once this acquisition is completed, STEALTHGAS INC's fleet will be composed of 24 LPG Carriers with a total capacity of 102,416 cubic meters (cbm). STEALTHGAS INC's shares are listed on NASDAQ and trade under the symbol "GASS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  February 28, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing